June 16, 2026

Lixin Zheng
Chief Executive Officer
Oak Woods Acquisition Corporation
101 Roswell Drive, Nepean, Ontario
K2J 0H5, Canada

        Re: Oak Woods Acquisition Corporation
            Preliminary Proxy Statement on Schedule 14A
            Filed May 13, 2026
            File No. 001-41664
Dear Lixin Zheng:
       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and Services
cc:    Warren Raiti